June 14, 2010
VIA EDGAR
John Reynolds, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, DC 20549
     Re:     Skechers U.S.A., Inc. — File No. 1-14429
Dear Mr. Reynolds:
     This letter sets forth the response of Skechers U.S.A., Inc. (the “Company”) to your letter dated June 1, 2010 in connection with the Form 10-K for the fiscal year ended December 31, 2009 and the Form 10-Q for the quarter ended March 31, 2010 that were filed by the Company. To facilitate your review, we have reproduced your comment in bold text below and have provided our response immediately following the comments.
Form 10-Q for the Quarterly Period Ended March 31, 2010
Exhibits
Please comply with the following regarding Exhibit 10.1 to the Form 10-Q:
•	It is missing Exhibit B-4. Please file it.

Response: We note the Staff’s comment and advise the Staff that Exhibit B-4 was not filed because it does not exist. Upon a review of the executed copy of the Credit Agreement filed as Exhibit 10.1, including the list of Exhibits and Schedules that immediately follows the Table of Contents to the Credit Agreement and the exhibits and schedules that are attached to the Credit Agreement, Exhibit B-4 was not referenced anywhere except in Schedule 1.1. The reference to Exhibit B-4 in the definition of “Bailee and Agency Agreement” in Schedule 1.1 to the Credit Agreement was a typographical error and should have referenced Exhibit B-3.

John Reynolds, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
June 14, 2010

•	Instead of including Appendices 5, 7, 8, 9and 10 to Exhibit 10.4, you have indicated in the table that they are “n/a.” Please file them.

Response: Appendices 5, 7, 8, 9 and 10 were not filed because they do not exist. These appendices 5, 7, 8, 9 and 10 were indicated in the table that forms part of Exhibit 10.4 as being “n/a” in the executed copy of the agreement. These were not intended as explanations regarding what appendices were and were not being filed with Exhibit 10.4. The “n/a” indicates that these appendix numbers were “not applicable,” that is, that they do not exist, and not that they were “not available” for filing as part of Exhibit 10.4.

•	Please file each of the unfiled Appendices which Appendix 6 references.

Response: Each of the unfiled appendices that Appendix 6 references in the agreement that was filed as Exhibit 10.4 will be re-filed with the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2010. The agreement and all appendices thereto including the Gedas Report under Appendix 6 will be re-filed in its entirety with the quarterly report.
     If you have any additional questions or comments, please do not hesitate to contact Ted Weitzman in our legal department at (310) 318-3100.

Very truly yours, Skechers U.S.A., Inc.
By:	/s/ Philip Paccione
	Name:	Philip Paccione
	Title:	General Counsel

cc:	Robert Greenberg David Weinberg Ted Weitzman Susann Reilly, Division of Corporation Finance Pam Howell, Division of Corporation Finance